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                                                                    EXHIBIT 23.1


                               Consent of KPMG LLP


The Board of Directors
Transmedia Network Inc.:

We consent to incorporation by reference in the registration statement on Form S-3 of Transmedia Network Inc. and subsidiaries of our report dated December 3, 1999, except as to footnotes 4 and 21, which are as of December 30, 1999 relating to the consolidated balance sheets of Transmedia Network Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1999, which report appears in the September 30, 1999 annual report on Form 10-K of Transmedia Network Inc., and to the reference to our firm under the heading "Experts" in the registration statement.


/s/  KPMG LLP


Miami, Florida
November 3, 2000